                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                                         -----------------------------------
                                                                    OMB APPROVAL
                                                         -----------------------------------
                                    FORM N-17f-2         OMB Number:            3235-0360
                                                         Expires:         June 31, 2000
                                                         Estimated average burden
                                                         hours per response...      0.05
                                                         --------------------------------

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

-------------------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                               Date examination completed:
811-3605                                                                             November 30, 2000
-------------------------------------------------------------------------------------------------------------------------------
2. State identification Number:
          ---------------------------------------------------------------------------------------------------------------------
          AL                 AK                AZ                 AR                 CA                     CO
          ---------------------------------------------------------------------------------------------------------------------
          CT                 DE                DC                 FL                 GA                     HI
          ---------------------------------------------------------------------------------------------------------------------
          ID                 IL                IN                 IA                 KS                     KY
          ---------------------------------------------------------------------------------------------------------------------
          LA                 ME                MD                 MA                 MI                     MN
          ---------------------------------------------------------------------------------------------------------------------
          MS                 MO                MT                 NE                 NV                     NH
          ---------------------------------------------------------------------------------------------------------------------
          NJ                 NM                NY                 NC                 ND                     OH
          ---------------------------------------------------------------------------------------------------------------------
          OK                 OR                PA                 RI                 SC                     SD
          ---------------------------------------------------------------------------------------------------------------------
          TN                 TX                UT                 VT                 VA                     WA
          ---------------------------------------------------------------------------------------------------------------------
          WV                 WI                WY                 PUERTO RICO
          ---------------------------------------------------------------------------------------------------------------------
          Other (specify):
-------------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
Northern Institutional Funds
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
50 South LaSalle, Chicago, Illinois 60675
-------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

    1.  All items must be completed by the investment company.
    2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

    3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                Management Statement Regarding Compliance with
           Certain Provisions of the Investment Company Act of 1940


We, as members of management of The Northern Institutional Funds (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of November 30, 2000, and from July 31, 2000 through November 30, 2000. The Portfolios comprising The Northern Institutional Funds are as follows:

     Equity Portfolios                      Fixed Income Portfolios
     -----------------                      -----------------------
     Balanced Portfolio                     Bond Portfolio
     Diversified Growth Portfolio           Intermediate Bond Portfolio
     Equity Index Portfolio                 International Bond Portfolio
     Focused Growth Portfolio               Short-Intermediate Bond Portfolio
     International Equity Index Portfolio   U.S. Government Securities Portfolio
     International Growth Portfolio         U.S. Treasury Index Portfolio
     Small Company Index Portfolio
     MidCap Growth Portfolio
     Small Company Growth

     Money Market Portfolios
     -----------------------
     Diversified Assets Portfolio
     Government Portfolio
     Government Select Portfolio
     Tax-Exempt Portfolio
     Municipal Portfolio

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000, and from July 31, 2000 through November 30, 2000, with respect to securities and similar investments reflected in the investment account of the Funds.

The Northern Trust Company

By: /s/ Stuart Schuldt
    ------------------
    Stuart Schuldt, Vice President

By: /s/ Brian Ovaert
    ----------------
    Brian Ovaert, Senior Vice President

Mr. John R. Williams                                            February 8, 199x

                       Report of Independent Accountants
                      on Applying Agreed-Upon Procedures
                      ----------------------------------



To the Board of Trustees
The Northern Institutional Funds


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Northern Institutional Funds' (the "Funds") complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 30, 2000. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2000, and with respect to agreement of security and similar investments purchases and sales, for the period from July 31, 2000 (the date of our last examination) through November 30, 2000:

 .    Count and inspection of all securities and similar investments located in the vault of The Northern Trust Company in Chicago, New York and London;

 .    Confirmation, or alternate procedures, of all domestic securities and similar investments held by institutions in book entry form at the Depository Trust Company, the Federal Reserve Bank of Chicago, the Bank of New York, and the Participants' Trust Company;

 .    Confirmation, or alternate procedures, of all foreign securities and similar investments held by various foreign sub-custodians;

 .    Confirmation, or alternate procedures, of all securities and similar investments out for transfer with brokers;

 .    Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and The Northern Trust Company;

Board of Trustees
The Northern Institutional Funds                                          Page 2



 .    Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Northern Trust Company's records; and

 .    Agreement of three investment purchases and three investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Northern Institutional Funds complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000 with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Northern Institutional Funds and the Securities and Exchange Commission and is not intended to be and should not be used by any one other than these specified parties.

                                        /s/ ERNST & YOUNG LLP



Chicago, Illinois
January 17, 2001

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                                              ------------------------------------
                                                                          OMB APPROVAL
                                                              ------------------------------------
                                    FORM N-17f-2              OMB Number:            3235-0360
                                                              Expires:         June 31, 2000
                                                              Estimated average burden
                                                              hours per response...       0.05
                                                              --------------------------------

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

---------------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                               Date examination completed:
811-3605                                                                             July 31, 2000
---------------------------------------------------------------------------------------------------------------------------
2. State identification Number:
          -----------------------------------------------------------------------------------------------------------------
          AL                 AK                AZ                 AR                 CA                 CO
          -----------------------------------------------------------------------------------------------------------------
          CT                 DE                DC                 FL                 GA                 HI
          -----------------------------------------------------------------------------------------------------------------
          ID                 IL                IN                 IA                 KS                 KY
          -----------------------------------------------------------------------------------------------------------------
          LA                 ME                MD                 MA                 MI                 MN
          -----------------------------------------------------------------------------------------------------------------
          MS                 MO                MT                 NE                 NV                 NH
          -----------------------------------------------------------------------------------------------------------------
          NJ                 NM                NY                 NC                 ND                 OH
          -----------------------------------------------------------------------------------------------------------------
          OK                 OR                PA                 RI                 SC                 SD
          -----------------------------------------------------------------------------------------------------------------
          TN                 TX                UT                 VT                 VA                 WA
          -----------------------------------------------------------------------------------------------------------------
          WV                 WI                WY                 PUERTO RICO
          -----------------------------------------------------------------------------------------------------------------
          Other (specify):
---------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
Northern Institutional Funds
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
50 South LaSalle, Chicago, Illinois 60675
---------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

    1.  All items must be completed by the investment company.
    2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

    3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                Management Statement Regarding Compliance with
           Certain Provisions of the Investment Company Act of 1940


We, as members of management of The Northern Institutional Funds (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of July 31, 2000, and from April 28, 2000 through July 31, 2000. The Portfolios comprising The Northern Institutional Funds are as follows:

     Equity Portfolios                      Fixed Income Portfolios
     -----------------                      -----------------------
     Balanced Portfolio                     Bond Portfolio
     Diversified Growth Portfolio           Intermediate Bond Portfolio
     Equity Index Portfolio                 International Bond Portfolio
     Focused Growth Portfolio               Short-Intermediate Bond Portfolio
     International Equity Index Portfolio   U.S. Government Securities Portfolio
     International Growth Portfolio         U.S. Treasury Index Portfolio
     Small Company Index Portfolio
     MidCap Growth Portfolio
     Small Company Growth

     Money Market Portfolios
     -----------------------
     Diversified Assets Portfolio
     Government Portfolio
     Government Select Portfolio
     Tax-Exempt Portfolio
     Municipal Portfolio

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2000, and from April 28, 2000 through July 31, 2000, with respect to securities and similar investments reflected in the investment account of the Funds.

The Northern Trust Company

By: /s/ Stuart Schuldt
    ------------------
    Stuart Schuldt, Vice President

By: /s/ Brian Ovaert
    ----------------
    Brian Ovaert, Senior Vice President

                       Report of Independent Accountants
                      on Applying Agreed-Upon Procedures
                      ----------------------------------



To the Board of Trustees
The Northern Institutional Funds


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Northern Institutional Funds' (the "Funds") complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 2000. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2000, and with respect to agreement of security and similar investments purchases and sales, for the period from April 28, 2000 (the date of our last examination) through July 31, 2000:

 .    Count and inspection of all securities and similar investments located in the vault of The Northern Trust Company in Chicago, New York and London without prior notice to management;

 .    Confirmation, or alternate procedures, of all domestic securities and similar investments held by institutions in book entry form at the Depository Trust Company, the Federal Reserve Bank of Chicago, the Bank of New York, and the Participants' Trust Company;

 .    Confirmation, or alternate procedures, of all foreign securities and similar investments held by various foreign sub-custodians;

 .    Confirmation, or alternate procedures, of all securities and similar investments out for transfer with brokers;

 .    Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and The Northern Trust Company;

Board of Trustees
The Northern Institutional Funds                                          Page 2


 .    Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Northern Trust Company's records; and

 .    Agreement of three investment purchases and three investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Northern Institutional Funds complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2000 with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Northern Institutional Funds and the Securities and Exchange Commission and is not intended to be and should not be used by any one other than these specified parties.

                                        /s/ ERNST & YOUNG LLP



Chicago, Illinois
September 30, 2000